Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: Sam.Goldstein@lfg.com

VIA EDGAR

April 27, 2021

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File Nos.:	811-08090 and 033-70742
	Fund:	LVIP S&P 500 Buffer Fund May (“Buffer Fund”) and LVIP S&P 500 Ultra Buffer Fund May (“Ultra Buffer Fund”) (collective, the “Funds”)

Dear Mr. Zapata:

This letter supersedes our responses previously filed as correspondence on March 19, 2021. Furthermore, this letter responds to your comments conveyed via telephone on March 5, 2021 and April 22, 2021, to the Registrant’s registration statement filed on January 20, 2021 and March 23, 2021, pursuant to Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”). Below please find a summary of your comments to the Registration Statement and the Registrant’s response. We intend to amend the Registration Statement to reflect your comments before the Funds are offered to any new shareholders.

Front Cover Page/Supplemental Cover Pages

1)	Provide the full name of the Fund on the front cover page.

Response:

The Registrant added the full name of the Fund to the front cover page of the prospectus. We note in addition that the Registrant may amend the Registration Statement before its effectiveness in order to complete the Fund names. In that event, the Registrant may respectfully request that the effectiveness date be accelerated to April 5, the date on which it would automatically have gone effective in the absence of an amendment.

2)	Clarify the significance of including the month in the name of the Funds.

Response:

The Registrant intends to launch a new S&P 500 Buffer and Ultra-Buffer fund on a quarterly basis over the course of one year (i.e., the suite of funds will include quarterly funds for May, August, November, and February).

3)	Consider revising the last sentence of the 3rd sub-bullet of the 2nd header bullet by adding the phrase “and therefore investors” after the word “Fund.”

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

If the Index experiences returns over an Outcome Period in excess of the Cap, the Fund, and therefore investors, will not experience those excess gains.

4)	Consider revising the first sentence of the 4th header bullet to clarify that Outcomes only apply if you invest on the first day and hold until the end of the Outcome Period.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund’s strategy is designed to produce specific Outcomes, which may only be realized if you are holding shares of the Fund on the first day of the Outcome Period and continue to hold them on the last day of the Outcome Period.

5)	Consider deleting the word “likely” from the second sentence of the 2nd sub-bullet under the 6th header bullet.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

An investor purchasing shares after the Fund has decreased in value beyond the Buffer would gain no benefit from the Buffer.

6)	Disclose within the 7th header bullet or in a separate bullet that the Buffer and/or Cap can change when a new one-year Outcome Period begins.

Response:	The requested revision has been made. The Registrant revised the 7th header bullet as follows:

•	After the conclusion of an Outcome Period, another one-year Outcome Period will begin. Each Outcome Period will have a new Cap, which may be higher or lower than the current Cap.

Fund Summary – Fee and Expense Table

7)	In accordance with revised Form N-1A (rev. Feb. 2021), present the second sentence of the introductory paragraph before the Fee Table in bold format.

Response:	The Registrant revised the sentence accordingly.

8)	With respect to Footnote 3, confirm that all applicable fee waiver and expense limitation agreements will be in place at least one year from the date of the prospectus.

Response:	The Registrant confirms that all such agreements will be in place at least one year from the date of the prospectus.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

Fund Summary – Principal Investment Strategies

9)	State whether the Index is a price return index, and if so, state the implications for investors of excluding dividends from investment return.

Response:	The requested revision has been made. The Registrant added the following sentence to the Principal Investment Strategies:

The Index is a price return index, which captures only the capital appreciation component of the issuers in the Index and not the associated dividend payments. The Fund, and therefore investors in the Fund, will not receive the benefit of such dividends.

10)	With respect to the first sentence of the second paragraph, consider revising the clause “through an underlying fund” with “in an underlying fund which tracks the Index.”

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Fund, under normal circumstances, invests at least 80% of its assets in options that reference the Index or in an underlying fund which tracks the Index.

11)	With respect to the second sentence of the third paragraph, consider revising to clarify how caps and buffers are calculated with respect to an Outcome Period.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The pre-determined Outcomes sought by the Fund, which include the buffer and cap discussed below, are based upon the performance of the Index during the Outcome Period.

12)	In the paragraphs entitled “Buffer” and “Cap,” revise the disclosure to include the buffer and cap before and after fees and expenses.

Response:	The requested revision has been made.

The first sentence within the paragraph entitled “Buffer” has been revised as follows:

The Fund seeks to provide a buffer against the first 12% of Index price decreases over each Outcome Period, before Fund expenses (the “Buffer”), which after Fund expenses is approximately 11.3% for the Standard Class and 10.95% for the Service Class. The Fund, and therefore investors, will bear all Index losses exceeding 12%.

The last sentence within the paragraph entitled “Cap” has been revised as follows:

For the 2021-2022 Outcome Period, the Cap is [        ]% before Fund expenses, which after Fund expenses is approximately [        ]% for the Standard Class and [        ]% for the Service Class.

13)	Clarify or delete the second sentence in the first paragraph under the subtitle “Cap” as the following paragraph also states the cap is set based on the cost of providing the buffer.

Response:	The requested revision has been made. The Registrant deleted the sentence.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

14)	In the last sentence of the second paragraph under the subtitle “Cap,” add disclosure regarding how shareholders will be notified of the change in the buffer and/or cap.

Response:	The requested revision has been made. The Registrant added the following paragraph under the subtitle “Cap” as follows:

The Fund’s website, lincolnfinancial.com/definedoutcomefunds, provides important Fund information on a daily basis, including information about the Cap and Buffer, current Outcome Period start and end dates, and information relating to the remaining potential Outcomes of an investment in the Fund. Investors considering purchasing shares should visit the website for the latest information.

15)	In the last sentence of the last paragraph under the subtitle “Cap,” delete the word “certain” from the sentence.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The returns that the Fund seeks to provide do not include the costs associated with purchasing shares of the Fund and the expenses incurred by the Fund.

16)	In the fourth sentence of the paragraph below the location of the placeholder of the images, revise the sentence to more accurately reflect the data displayed in the table.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

It is not intended to, nor could it, predict or project the actual performance of the Fund or the Index.

17)	In the third paragraph under the subtitle “Investment Strategy of the Buffer,” clarify what the “index tracking layer” is.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

The Index tracking layer of FLEX Options is designed to work alongside the Fund’s investment in the Underlying Fund to produce returns that match those of the Index for an Outcome Period if the Index has experienced gains during that Outcome Period.

18)

With respect to the third paragraph under the subtitle “Investment Strategy of the Buffer,” consider defining “underlying fund” earlier in the principal investment strategies as the sentence is the first reference to an underlying fund.

Response:	The Registrant respectfully notes that the term “Underlying Fund” is defined prior to the paragraph entitled “Investment Strategy of the Buffer”.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

19)

In the 2nd bolded sentence in the last paragraph entitled “Buffer” on page 3 of the prospectus, consider inverting the statement so that the portion about an investor not benefitting from the buffer is in the first part of the sentence.

Response:	The requested revision has been made. The Registrant revised the sentence as follows:

If an investor purchases shares during an Outcome Period, and the Fund has already decreased in value during that Outcome Period, that investor may not fully benefit from the Buffer for the remainder of the Outcome Period, but will have increased gains available prior to reaching the Cap.

Fund Summary – Underlying Fund

20)	Clarify in the first paragraph whether the Fund’s performance reflects any dividends paid by the underlying fund.

Response:	The requested revision has been made. The Registrant added the following sentence to the first paragraph.

The Fund will reinvest Underlying Fund dividends and distributions in additional Underlying Fund shares.

21)	If available, update the market capitalization range of companies comprising the Index as of a more recent date.

Response:	The requested revision has been made using the market capitalization range as of March 8, 2021.

22)	With respect to the last paragraph referring to the Fund’s website, present the entire sentence in bold format.

Response:	The Registrant revised the sentence accordingly.

Fund Summary – Principal Risks

23)	Consider whether there are risks specific to investing in another investment company that should be disclosed as a principal risk.

Response:	The requested revision has been made. The Registrant added Fund-of-Funds Risk to the Principal Risks section.

24)	With respect to Risks of Investing in a Particular Market Segment, include corresponding strategy disclosure.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

Response:

The requested revision has been made. The Registrant deleted Risks of Investing in a Particular Market Segment and replaced it with Information Technology Sector Risk. In addition, the Registrant added the following sentence:

As of December 31, 2020, a significant portion of the Fund’s investment exposure comprised companies in the information technology sector.

The Registrant also added similar disclosure in the discussion of the Underlying Fund.

25)

With respect to Liquidity Risk, if the Fund is exposed to liquidity risk outside of the FLEX Options, clarify in the discussion of Principal Risks. To the extent it is not clear in Liquidity Risk, update the disclosure accordingly.

Response:

The Registrant respectfully believes that the existing disclosure is appropriate. The Fund is potentially exposed to liquidity risk specifically with respect to its investments in FLEX Options, as disclosed under FLEX Options Risk. In addition, the Fund is potentially subject to liquidity risk in the event of significant shareholder redemptions, as disclosed under Liquidity Risk.

Other Comments

26)

In the Purchases and Sales of Fund Shares and Pricing of Fund Shares sections, the Fund discloses an early cut-off time prior to the time it calculates its NAV. Please explain why the early cut-off period is necessary. Please also explain how processing orders received after the cut-off time but before the fund strikes NAV is consistent with Rule 22c-1.

Response:

The Registrant removed the relevant disclosure from the Registration Statement and replaced it with standard disclosure related to Purchases and Sales of Fund Shares and Pricing of Fund Shares that is common to all prospectuses of the Lincoln Variable Insurance Products Trust.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

27)

Consider revising Item 9 (Investment Objective and Principal Investment Strategies) to avoid identical disclosure in Item 4. Explain in your response if more layered disclosure would not be applicable.

Response:

Due to the relatively novel and complex nature of the Funds’ investment strategies, the Registrant believes that the level of detail in Item 4 is appropriate and reasonable. The Item 9 section provides additional disclosure related to each Fund’s investment objective and Rule 35d-1 of the Investment Company Act of 1940 as well as enhanced descriptions of principal risks.

28)	Incorporate all prior comments into the Ultra Buffer Fund’s prospectus.

Response:	The Registrant carried over the same comments to the Ultra Buffer Fund’s prospectus.

29)	Note that Item 33 provides the option of omitting underlying fund information if it is included in the most recently filed Form N-CEN.

Response:	Noted.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein, Esq.

Samuel K. Goldstein, Esq.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

Assistant General Counsel – Funds Management

Enclosures

cc:    Ronald Holinsky, Esq.

Christina E. Pron, Esq.

Cherie Wolfskill